EXHIBIT 12.1
SPECTRA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$649	$519	$500	$445	$419
Fixed charges	389	414	415	418	405
Distributed income of equity investees	97	90	88	88	91
Deduct:
Interest capitalized	38	19	8	5	10
Total earnings (as defined for the Fixed Charges calculation)	$1,097	$1,004	$995	$946	$905
Fixed charges:
Interest on debt, including capitalized portions	$383	$407	$408	$411	$398
Estimate of interest within rental expense	6	7	7	7	7
Total fixed charges	$389	$414	$415	$418	$405
Ratio of earnings to fixed charges	2.8	2.4	2.4	2.3	2.2